UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G/A
(Amendment No. 4)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

MagnaChip Semiconductor Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

55933J203
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

CUSIP No. 55933J203	13G/A

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Avenue Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,956,979

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,956,979

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,956,979

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.7%

12	TYPE OF REPORTING PERSON*
OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

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CUSIP No. 55933J203	13G/A

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Avenue Capital Management II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,088,978

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,088,978

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,088,978

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.83%

12	TYPE OF REPORTING PERSON*
IA/PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

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CUSIP No. 55933J203	13G/A

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Avenue Capital Management II GenPar, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,088,978

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,088,978

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,088,978

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.83%

12	TYPE OF REPORTING PERSON*
OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

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CUSIP No. 55933J203	13G/A

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Marc Lasry

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,088,978

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,088,978

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,088,978

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.83%

12	TYPE OF REPORTING PERSON*
IN/HC

*SEE INSTRUCTIONS BEFORE FILLING OUT

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SCHEDULE 13G/A

This Amendment No. 4 (this “Amendment”) to the Schedule 13G filed on February 9, 2012, as amended by Amendment No. 1, filed on February 1, 2013, as subsequently amended by Amendment No. 2, filed on February 28, 2014, as subsequently amended by Amendment No. 3, filed on February 13, 2015 (the “Schedule 13G”)  is being filed on behalf of Avenue Partners, LLC (“Avenue Partners”), Avenue Capital Management II, L.P. (“Avenue Capital Management”), Avenue Capital Management II GenPar, LLC (“Avenue Capital Management GenPar”) and Marc Lasry relating to shares of Common Stock, par value $0.01 per share (the “Common Stock”), of MagnaChip Semiconductor Corporation, a Delaware corporation (the “Issuer”).

Item 2(a)-(c) of the Schedule 13G is amended and restated in its entirety to read as follows.

Item 2(a)-(c)	Name of Person Filing.
Address of Principal Business Office, or, if non, Residence.
Place of Organization.

This Schedule 13G is jointly filed by:

(i)            Avenue Partners, a New York limited liability company, the general partner of Avenue Investments, L.P., a Delaware limited partnership (“Avenue Investments”) and the sole shareholder of Avenue International Master GenPar, Ltd. (“Avenue International GenPar”) a Cayman Islands exempted company, the general partner of Avenue International Master, L.P. (“Avenue International Master”), with respect to the Common Stock held by Avenue Investments and Avenue International, Ltd. (“Avenue International”), a Cayman Islands exempted company;1

(ii)           Avenue Capital Management, a Delaware limited partnership and the investment manager to Avenue Investments, Avenue International, Avenue-CDP Global Opportunities Fund, L.P. (“Avenue-CDP”) a  Cayman Islands exempted limited partnership, Avenue PPF Opportunities Fund, L.P. (“Avenue PPF”), a Cayman Islands exempted limited partnership, Avenue Special Situations Fund IV, L.P. (“Avenue Fund IV”), a Delaware limited partnership, Avenue Special Situations Fund V, L.P. (“Avenue Fund V”), a  Delaware limited partnership, Avenue Entrust Customized Portfolio SPC on behalf of and for the account of Avenue US/Europe Distressed Segregated Portfolio (“Avenue Entrust”), a Cayman Island exempted company registered as a segregated portfolio company (collectively, the “Funds”), with respect to the Common Stock held by the Funds;

(iii)         Avenue Capital Management II GenPar, a Delaware limited liability company and the general partner of Avenue Capital Management, with respect to the Common Stock held by the Funds; and

1 Avenue International, Avenue International Master and Avenue International Master GenPar  (collectively, the “Former Reporting Persons”) will no longer be Reporting Persons for purposes of Section 13d because the Former Reporting Persons no longer hold more than 5% of the Common Stock.

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(iv)         Marc Lasry, a United States citizen and the managing member of Avenue Partners and Avenue Capital Management GenPar, with respect to the Common Stock held by the Funds.

The persons identified in (i) through (iv) above are herein referred to as the “Reporting Persons.”

Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that they have formed a group.

The principal place of business for each of the Reporting Persons is c/o Avenue Capital Management II, L.P, 399 Park Avenue, 6th Floor, New York, NY 10022.

Item 4 of the Schedule 13G is amended and restated in its entirety to read as follows.

Item 4	Ownership.

See cover pages Items 5-11.

(a)-(b)            As of December 31, 2015, Avenue Capital Management, Avenue Capital Management GenPar and Marc Lasry beneficially own 4,088,978 shares of Common Stock, constituting 11.83% of the Issuer’s Common Stock outstanding through the following Funds:

Name of Reporting Person	Number of Shares of Common Stock
Avenue Investments	722,264
Avenue International	1,234,715
Avenue-CDP	84,924
Avenue Fund IV	496,023
Avenue Fund V	619,115
Avenue Entrust	119,747
Avenue PPF	812,190

Avenue Partners beneficially owns 1,956,979 shares of Common Stock, constituting 5.7% of the Issuer’s Common Stock outstanding through Avenue Investments and Avenue International Master.

The approximate percentage of Common Stock reported as beneficially owned by each of the Reporting Persons is based upon 34,568,942 shares of Common Stock outstanding as of October 31, 2015, as reported by the Issuer in its Form 10-Q filed by the Issuer with the Securities Exchange Commission on November 6, 2015.

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(c)                Avenue International GenPar, Avenue Partners, Avenue Capital Management, Avenue Capital Management GenPar and Marc Lasry have the shared power to vote and dispose of the shares of Common Stock held by the Funds reported in this Amendment.

Item 5	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2016

AVENUE PARTNERS, LLC

By: /s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry, Managing Member

AVENUE CAPITAL MANAGEMENT II, L.P.
By: Avenue Capital Management II GenPar, LLC,
its General Partner

By: /s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry, Managing Member

AVENUE CAPITAL MANAGEMENT II GENPAR, LLC

By: /s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry, Managing Member

MARC LASRY

By: /s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry

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Exhibits

Exhibit 24
Power of Attorney for Marc Lasry, dated February 11, 2010 (incorporated by reference to Exhibit 24 to the filing on Schedule 13G relating to beneficial ownership of shares of common stock, par value $0.01 per share, of Spectrum Brand Holdings, Inc., filed with the Securities and Exchange Commission on June 25, 2010).

Exhibit 99.1	Agreement of Reporting Person

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